8 September 2016

Mr Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Dear Mr. Skinner,


Sasol Limited Annual Report on Form 20-F for the Year Ended 30 June 2015 Filed 9 October 2015
File No. 1-31615

We refer to the further comment letter, dated 30 August 2016, from the staff of the Office of Natural Resources (the "Staff") continuing correspondence relating to the Form 20-F (the "Filing") of Sasol Limited (the "Company") for the year ended 30 June 2015. Set forth below are the responses to the Staff's further comment letter, which have been provided in each case following the text of the comment in the Staff's letter.

Standardized Measure of Discounted Future net Cash Flows Relating to Proved Reserves, page G-9

1. Based on your response to comment one, it appears that the contracted transportation capacity reservation costs must be incurred in order to deliver your produced sales gas to market. Given this, it appears that the portion of those costs incurred over the forecast life of your proved reserves should be considered in determining the economic producibility of those reserves. To the extent that the revenue from your proved reserves does not offset the costs of operation, including applicable transportation costs, the quantities would not be considered economically producible and should not be reported as proved reserves.

Response
We agree with the Staff's observation that transportation costs must be incurred in order to deliver produced sales gas to market.

The Company would like to advise that Canada reserves represent 1,6% of Sasol's Proved Reserves as at 30 June 2015.

Of the R 1 672,9 million future cost included in the Filing, only
R 166,6 million is actually required to transport the produced sales gas to market; the remaining cost represents unused capacity which the Company markets on an ad hoc basis. Although such marketing has been successful in the past no future revenue from this marketing is included in the calculation of the standardized measure of discounted future net cash flows.

The Company has reviewed its calculation of proved reserves for financial year 2015 by adjusting future net cash flows used to determine economic producibility to include that portion of the transportation capacity reservation cost which is actually required to transport the produced sales gas to market (the "applicable transportation costs"). The effect of this change is to reduce the period of economic production by a maximum of one year, with a resulting small reduction in the proved reserves. The 2015 proved reserves are consequently reduced from 116,8 billion cubic feet to 115,1 billion cubic feet. This reduction represent a 0,02% change in Sasol's Proved Reserves as at 30 June 2015. The impact on the financial results of the Company is also considered immaterial (depreciation would have been R6 million higher which represents a 0,04% change in Sasol's total depreciation for the period ending 30 June 2015).

Proved reserves for financial year 2013 and 2014 were estimated with applicable transportation costs included in the calculation to determine the period of economic production. There is therefore no revision or impact on the 2013 and 2014 reserves as reported.

In all future filings, beginning with the annual report on Form 20-F for the year ended 30 June 2016, the Company will ensure reserves are determined with applicable transportation costs included in the calculation to determine the period of economic production.


2. Please expand your disclosure to provide an explanation for the negative undiscounted future net cash flows relating to proved reserves for Canada and Gabon. Refer to FASB ASC 932-235-50-36.

Response
The Company has referred to the disclosure requirements under FASB ASC 932-235-50-36 and acknowledges the Staff's comment.

The Company has considered the impact of unutilised transportation cost on the standardized measure of discounted future net cash flows. The Company believes that including these costs in the standardized measure presented in the Filing, combined with a suitable narrative, provides a fair presentation to the user of the Form 20-F.

In all future filings, beginning with the annual report on Form 20-F for the year ended 30 June 2016, the Company will revise the disclosure to provide a narrative explanation for any negative undiscounted future net cash flows relating to proved reserves.

Illustrative disclosure based on the Filing
The undiscounted future net cash flows for Canada in 2013, 2014 and 2015 and for Gabon in 2015 are negative as a result of future production and development costs, primarily contractually committed costs and asset retirement costs which are not directly related to future production or dependent upon the continuation of production and will be incurred even in the event of no future production. For both assets these costs are fully responsible for the negative future cash flow.

In Canada, the cost of unused gas transportation capacity is included which the Company markets on an ad hoc basis. Although such marketing has been successful in the past no future revenue from this marketing is included in the calculation of the standardized measure of discounted future net cash flows.


We acknowledge that:
* The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's review of Filing. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3422. My email address is Bongani.Nqwababa@sasol.com.


Yours faithfully


/s/ Bongani Nqwababa
Bongani Nqwababa
Chief Financial Officer


DRAFT 8 September 2016